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[MORGEN-WALKE ASSOCIATES, INC: LETTERHEAD]

NEWS RELEASE

                                                                      EXHIBIT 99

                                        FOR:          Norton McNaughton, Inc.

                                        APPROVED BY:  Amanda Bokman
                                                      Chief Financial Officer
                                                      (212) 947-2960
FOR IMMEDIATE RELEASE

                                        CONTACT:      Investor Relations
                                                      June Filingeri/Howard Zar/
                                                      Shannon Moody
                                                      Press: Stacy Barns/
                                                      Michael McMullan
                                                      Morgen-Walke Associates
                                                      212/850-5600

        NORTON MCNAUGHTON, INC. ANNOUNCES SECOND QUARTER 1996 RESULTS

        New York, New York, June 17, 1996 -- Norton McNaughton, Inc. (Nasdaq:
NRTY) today announced sales and earnings for the second quarter ended May 4, 1996.

        Net sales for the quarter were $57.4 million versus $59.6 million for the comparable period in 1995. The net loss for the second quarter was $736,000, or $0.09 per share, compared to net income of $3.9 million, or $0.49 per share, for the same period a year ago.

        For the first six months of fiscal 1996, net sales were $99.8 million compared to $94.2 million reported for the same period a year ago. The net loss for the first six months was $1.0 million, or $0.13 per share, compared to net income of $5.3 million, or $0.65 per share for the same period in 1995.

        Sanford Greenberg, Chairman of the Board and Chief Executive Officer, noted, "As previously announced, second quarter revenues and gross margins reflect both the effects of the weak retail environment, which resulted in higher than average allowances to retailers, and the closing of the Kate McNaughton suit division."

                                      -more-

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NRTY -- ANNOUNCES SECOND QUARTER 1996 RESULTS                           Page: 2


        Mr. Greenberg continued, "It is our goal in coming quarters to improve gross margin levels. Correspondingly, we are taking a close look at levels of production in our core and other businesses. Unlike fiscal 1995, we may choose not to produce merchandise in anticipation of retailers' needs, but rather only when we believe that we will be able to sell it at an acceptable level of profit. Accordingly, we anticipate that revenue levels in the second half of fiscal 1996 may decrease from those in the corresponding period last year. In addition, in the second half of fiscal 1996, we continue to see the need for higher than previously anticipated markdown allowances related to continuing competitive pressures. We are also continuing to examine our cost structure and are in the process of taking steps to further reduce our overhead."

        Mr. Greenberg concluded, "We anticipate that Norton McNaughton will return to profitability in the third and fourth quarters. However, future revenues and gross profit margin levels remain uncertain due to continuing competitive pressures in the market. Currently, we expect earnings per share of approximately $0.20 to $0.30 for fiscal 1996."

        This press release contains forward-looking information about the Company's anticipated operating results for fiscal 1996. The Company's ability to achieve its anticipated results is dependent on many factors which are outside of management's control. Some of the most significant factors would be a further increase in price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products, any of which could result in a decrease in anticipated revenues and gross profit margins, the unanticipated loss of a major customer, the unanticipated loss of a major contractor or supplier, unforeseen complications resulting

                                     -more-
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NRTY -- ANNOUNCES SECOND QUARTER 1996 RESULTS                   Page: 3


from the Company's implementation of major upgrades to its management information systems, and weather conditions which could impact retail traffic. Accordingly, there can be no assurance that the Company will achieve its anticipated operating results for fiscal 1996.

        Norton McNaughton, Inc. designs, contracts for the manufacture of and markets a broad line of brand name, moderately priced woman's career and casual clothing. The Company's product lines include collections of related separates coordinated by color and style as well as casual weekend wear and related knitwear separates. Founded in 1981, the Company markets its products under its nationally known labels, including Norton McNaughton(R), Maggie McNaughton(R), Katherine Marie(R), Modiano(TM), Danielle Paige(TM) and Norton Studio(TM), and under private label including Lauren Alexandra(R) and Pant-her(R).

                        -- financial table to follow --

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                    NORTON McNAUGHTON, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)


                                        Thirteen Weeks Ended           Twenty-Six Weeks Ended
                                       ----------------------          ----------------------
                                       May 4,          May 5,          May 4,          May 5,
                                        1996            1995            1996            1995
                                       ------          ------          ------          ------
                                              (In Thousands, Except Per Share Amounts)
Net sales                              $57,439         $59,594         $99,846          $94,158

Cost of goods sold                      47,389          43,182          79,986           68,115
                                       -------         -------         -------         --------
Gross profit                            10,050          16,412          19,860           26,043

Selling, general and
  administrative expenses               10,753           9,770          20,678           17,171
                                       -------         -------         -------         --------
Income (loss) from
  operations                              (703)          6,642            (818)           8,872

Interest income                            (40)            (45)            (79)            (134)

Interest expense                           594             152             997              209
                                       -------         -------         -------         --------
Income (loss) before
  provision for income
  taxes                                 (1,257)          6,535          (1,736)           8,797

Provision (benefit) for
  income taxes                            (521)          2,618            (720)           3,545
                                       -------         -------         -------         --------
Net income (loss)                      $  (736)        $ 3,917         $(1,016)         $ 5,252
                                       =======         =======         =======          =======
PER SHARE DATA:
Net income (loss)                      $ (0.09)        $  0.49         $ (0.13)         $  0.65
                                       =======         =======         =======          =======
Weighted average number of
  common shares and common
  stock equivalents outstanding          7,792           8,060           7,898            8,050
                                       =======         =======         =======          =======